División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
[redacted]

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

07026222

Rule 12g3-2 (b) File N° 82-4240

Caracas August 16 2007

BEST AVAILABLE COPY

SEC MAIL PROCESSING RECEIVED AUG 20 2007 WASH. D.C. 182 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

SUPPL

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 0 2007
WASH. D.C. 182

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF PEOPLE'S POWER FOR INTERNAL AFFAIRS AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

LAWYER GLORIA MARIANA GONZALEZ CLARK, FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 69-A-Pro, Number 32 of the year 2007 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

7/LIZ

Translator's Note:

At the upper right margin of this first folio there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." There is also a round wet seal that reads as follows: "National Securities and Exchange Commission. 2007 June 29 AM 10:46 FILE RECEIVED."--

Citizen

REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in **General Shareholder's Meeting** of my principal held on **April 27, 2007** the following was approved:

1.- The Financial Statements corresponding to the fiscal year between January the 1st and December the 31st of 2006, in view of the reports by the Board of Directors and the Statutory Auditors.

2.- Appointing the two Main Statutory Auditors together with their corresponding Alternates and decide upon their remuneration, thus appointing Lic. Jacobo Cohen registered with the College of Administrators under No. 12.915 as First Statutory Auditor and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as his alternate; Lic. Claudia Valencia registered with the College of Administrators under No.35909 as Second Main Statutory Auditor, and Lic. Isabel Quintero registered with the College of Administrators under No.15197 as her alternate.

3.- Considering that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo).

4.- Issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals (some text is missing).

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

next following day from this last date (effective date of registration with benefit). Likewise, the Board of Directors was delegated fixing registration and payment dates.

I attach hereto an authorized copy of the Minute of Shareholder's Meeting referred to together with a counterpart of the reports by the Board of Directors, the Statutory Auditors and the External Auditors as well as the Financial Statements approved in such Meeting, so that they are registered and filed to the company file kept by that Registry Office.

Likewise, I request you please to issue five (5) certified copies of the present participation.

Caracas, at the date of its presentation (signed) Illegible. ----------------------------------

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF PEOPLE'S POWER FOR INTERNAL AFFAIRS AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

Caracas, the Fourteenth (14th) of May of the year 2007. Historical years: 197 and 148. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ No. 31291 and is registered with the Commercial Registry under No.-32-VOLUME –69-A-PRO. Fees paid Bs.2241738.24 as per Form RM No.629667, Bank No.FM02284612-FM02289519 amounting to Bs.82790,40. Identification was made as follows: CARLOS DELFINO T., I.D. V3659617.

The undersigned, First Commercial Registrar does hereby make known that for this granting officer María T. (illegible), bearer of Identity card No.4690333 moved to the following address: Torre Country Club Av. Francisco de Miranda con Avda. El Parque cerca de Beco Chacaito. This document was reviewed by Lawyer Ana Velandia, officer of the Legal Department and by Lawyer (illegible) Espinoza, an Officer, Coordinator of Transfers. Revision of the Book of Prohibitions was made by officer José Quintana I.D. 7884161.

The Main First Registrar.

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Lawyer Gloria Mariana González Clark (signed) Illegible.

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/7/LIZ

Translator's Note:

At the bottom right page there is a wet seal that reads as follows: "FIRST COMMERCIAL REGISTRY OFFICE. Fiscal stamps amounting to 47,416.32 were paid and rendered void in the original of the document levied." ----------------------------------

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of April 27, 2007** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the Twenty-Seventh (27th) day of April of the year Two Thousand Seven (2007) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaito, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 22, 2007 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 RIF J-00023530-9. NOTICE . Company shareholders are convened for a General Shareholders' Meeting to be held on April 27, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes: **1.** Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors. **2.** Appointing the Main Statutory Auditors and their

corresponding alternates as well as setting their remuneration. **3.** Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in. **4.** Considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. **5.** Considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient. **6.** Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders. Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007. Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the report of the management of the Board of Directors, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission, the short-lists of Statutory Auditors, the dividends proposal as well as other documents referred to in this notice have been available at its office premises from April the 1st, 2007. Caracas, April 22, 2007. For THE BOARD OF DIRECTORS. CARLOS DEFLINO T. (signed) Illegible. Chairman.

There attended this meeting the shareholders listed at the bottom of this Minutes who represent one thousand nine hundred sixty-seven million three hundred thirty thousand seven hundred seventy-three (1,967,330,773) shares, that is, more than eighty-five

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

percent (85%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the First Item of the notice – which was read out – that is, considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2006 in view of the reports by the Board of Directors and by the Statutory Auditors. The company financial statements and those consolidated together with the management reports by the Board of Directors and by the Statutory Auditors once read out and broadly discussed the attending shareholders unanimously approved them, abstaining from voting the company Administrators.

Immediately, the Second Item of the notice was considered, that is, appointing the Main Statutory Auditors and their corresponding alternates as well as setting their remuneration. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus Lic. Jacobo Cohen becoming elected as First Main Statutory Auditor, who is registered with the College of Administrators under No.12.915 and as his substitute Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437.

Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders Thus, Lic. Claudia Valencia becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero as her substitute,

who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to Two Million Bolivars (Bs.2,000,000.oo) for yearly exercise for each of the performing Statutory Auditors.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the Third Item of the notice was considered, that is, considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo).

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the Fourth Item of the notice was considered, that is, considering and resolving about a project of issuing Unsecured Bonds up to an amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. If the project is approved, considering and resolving about appointment and remuneration of the temporary common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue. Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting the project to issue Unsecured Obligations to be offered to the public up to FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issue, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was approved as Common Representative of Bondholders and with a remuneration of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the Fifth Item of the notice was considered, that is, considering and resolving about a project of issuing Commercial Papers up to an amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient. Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting authorize the Board of Directors to issue Commercial Papers amounting to TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) per year to be issued in one or more series. Likewise, it is herein suggested to the Shareholders' Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance of each of the series comprising the issuance, the number, identification and amount of each of the series involved therein, the securities par value, the maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary, and in general, to set all the characteristics or conditions of issuance as well as to authorize the Board of Directors to carry out all acts, managements and formalities necessary for issue. Likewise, the

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Board of Directors was authorized to delegate such powers on the people it deems convenient, to appoint the people undersigning the authorization request before the National Securities and Exchange Commission and to the people who will execute the securities of the Commercial Papers. Likewise, it is herein suggested to the Shareholders' Meeting that the remuneration of the Common Representative of Commercial Papers is set up to yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Then, the Sixth Item was considered, that is, agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: The Board of Directors does hereby proposed to decree an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2006 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend.

The foregoing proposal was submitted to the consideration of the Shareholders' Meeting and the attending shareholders unanimously approved it. The Shareholders' Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry Office.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twenty-Seventh (27th) day of March of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 27/04/2007

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

Shareholder's Name	Number of Shares	%
ABRAHAM KATOON HAROON	3,000	0.000
ATRAMIZ VALI ELIAS	100,000	0.004
BRACHO NOGUERA ALBERTO ACACIO	50,000	0.002
DELFINO MONZON JUAN RAFAEL	72,720	0.003
ELLIS ALVAREZ DE LUGO EDWARD JOHN	1,713,386	0.075
ELLIS ALVAREZ DE LUGO EDWARD	78,750	0.003
ELLIS GARCIA DE LA CONCHA JOHN	78,750	0.003
FEBRES PEREZ JOSE ALBERTO	66,736	0.003
GARCIA RODRIGUEZ LEONARDO	16,150	0.001
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
GONZALEZ FERRI MANUEL	1,594,510	0.070
HEREDIA JUAN BAUTISTA	100,000	0.004
LEFELD BURGUILLOS HANS WALTER	1,065,000	0.046
PERDOMO GONZALEZ NESTOR	119,238	0.005
REZNICEK WEIRAUCHOVA HANY	2,245,264	0.098
SOTO APONTE PEDRO JOSE	53,800	0.002
ZABALA VELIZ EUNICES JOSEFINA	5,000	0.000

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Total shares represented ===>	10,801,164	0.471
Total shares of quorum === >	1,967,330,773	85,759

(signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
GARCIA ELI	**20,456,474**	**0.892**
INVERSIONES 301130, C.A.	20456,474	0.892
GONZALEZ NELLY	**563,724,276**	**24.574**
ARMANECA BIENES Y RAICES, C.A.	49,847,580	2.173
BROWN BROTHERS HARRIMAN & CO.	140,000,000	6.103
CLARIDGE, LTD.	350,000,000	15.257
DELFINO PARRA ELENA	30,682	0.001
DELFINO PARRA ELENA MARGARITA	460,490	0.020
INMOBILIARIA ARA, S.A.	33,600	0.001
INVERSIONES 2.2.2., C.A.	49,510	0.002
INVERSIONES 9861680, C.A.	2,164,400	0.094
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
MAURY DE PAPARONI ALICIA	168,750	0.007
MAURY RODRÍGUEZ MARIA DE LOURDES	1,309,328	0.057
MAURY RODRÍGUEZ MARIA EUGENIA	531,100	0.023
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	905,996	0.039
PAPARONI MICALE JOSE GAETANO	326,994	0.014
PAPARONI SANCHEZ GUSTAVO	2,000	0.000

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

PAPARONI SANCHEZ SILVIA	12,000	0.001
SANCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
SANCHEZ DE PERERA SYLVIA MARGARITA	15,500	0.001
VETA HOLDINGS AVV	5,175,046	0.226
VETA HOLDINGS A.V.V.	28,700	0.001
GONZALEZ NORA	**1,177,092,977**	**51.312**
ATTICUS EMERGING MARKETS FUNDS, LTD	19,723,031	0.860
BEAR STEARNS SECURITIES CORP.	21	0.0000
FONDO MUTUAL DE VZLA.F.M. DE INV DE	75,650	0.003
NATSCUMCO (NOMINEE FOR CITIBANK NA	1,157,294,275	50.449
REZNICEK W. HANY	**18,394,446**	**0.802**
INVERSIONES THOMHAR, C.A.	18,394,446	0.802
VOLPE RICARDO	**176,832,524**	**7.708**
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFINA	2,618,940	0.114
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
DELFINO THORMAHLEN ALBERTO JOSE	4,800,000	0.209
DELFINO THORMAHLEN CARLOS EDUARDO	4,464,200	0.195
DITTMER MANZANO EGBERT	2,777,938	0.121
FUNDACION CARLOS DELFINO	100,511,658	4.381
GOMEZ DE ROMERO SYLVIA HELENA	88,452	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,425,072	0.062

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

INVERSIONES 84709., C.A.	777,793	0.034
INVERSIONES 85735, LTD	22	0.000
INVERSIONES 935431, C.A.	10	0.000
INVERSIONES HYADES, C.A.	220,000	0.010
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TALBOT, C.A.	3,907,906	0.170
LARRAZABAL GONZALEZ EDUARDO ELIAS	9,238	0.000
LARRAZABAL GONZALEZ ENRIQUE	15,700	0.001
LEIZAOLA LARTITEGUI IÑAKI	656,000	0.029
MADINA INVESTMENTS LTD.	22	0.000
MAGUHN TOLEDO MARIA ALEJANDRA	5,000	0.000
MEADOWWEED PTE LTD	43,481,924	1.895
MILANASA LLC	5	0.000
PULIDO MERCAN TIBISAY VICTORIA	13,000	0.001
RAMIREZ ORTIZ ANGEL JESÚS	13	0.000
RODRÍGUEZ ALVAREZ ALEJANDRO	1,000	0.000
THREE D INTERNATIONAL MARKETING, INC	23	0.000
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
ZURITAS FANNY	30,912	0.001
FONDO DE GARANTIAS Y PROTECCION BAN	30,912	0.001
TOTAL SHARES REPRESENTED ===>	1,956,531,609	85.289
TOTAL QUORUM SHARES ==>	1,967,252,023	85.756

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON		
Own shares : ⇒	3,000	0.000

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,000	0.000
ATRAMIS VALI ELIAS			
Own shares	: ⇒	100,000	0.0048
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	100,000	0.004
BRACHO NOGUERA ALBERTO ACACIO			
OWN SHARES	: ⇒	50,000	0.002
REPRESENTED SHARES	: ⇒	0	0.000
TOTAL SHARES	: ⇒	50,000	0.002
DELFINO MONZON JUAN RAFAEL			
Own shares	: ⇒	72,720	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	72,720	0.003
ELLIS ALVAREZ DE LUGO EDGARD JOHN			
Own shares	: ⇒	1,792,136	0.078
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,792,136	0.078
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	66,736	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	66,736	0.003
GARCIA ELI			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	20,456,474	0.892
Total shares	: ⇒	20,535,224	0.895
GARCIA RODRIGUEZ LEONARDO			
Own shares	: ⇒	16,150	0.001
Represented shares	: ⇒	0	0,000
Total shares	: ⇒	16,150	0,001

REPÚBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

GOMEZ ARRAIZ ROSA ELENA		
Own shares : ⇒	3,438,860	0.150
Represented shares : ⇒	0	0.000
Total shares : ⇒	3,438,860	0.150

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
GONZALEZ FERRI MANUEL		
Own shares : ⇒	1,594,510	0.070
Represented shares : ⇒	0	0.000
Total shares : ⇒	1,594,510	0.070
GONZALEZ NELLY		
Own shares : ⇒	0	0.000
Represented shares : ⇒	563,724,276	24.574
Total shares : ⇒	563,724,276	24.574
GONZALEZ NORA		
Own shares : ⇒	0	0.000
Represented shares : ⇒	1.177,092,977	51,312
Total shares : ⇒	1,177,092,977	51,312
HEREDIA JUAN BAUTISTA		
Own shares : ⇒	100,000	0.004
Represented shares : ⇒	0	0.000
Total shares : ⇒	100,000	0.004
LEFELD BURGUILLOS HANS WALTER		
Own shares : ⇒	1,065,000	0.046
Represented shares : ⇒	0	0.000
Total shares : ⇒	1,065,000	0.046

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

PERDOMO GONZALEZ NESTOR			
Own shares	: ⇒	119,238	0.005
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	119,238	0.005
REZNICEK W. HANY			
Own shares	: ⇒	2,245,264	0.098
Represented shares	: ⇒	18,394,446	0.802
Total shares	: ⇒	20,639,710	0.900
SOTO APONTE PEDRO JOSE			
Own shares	: ⇒	53,800	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	53,800	0.002
VOLPE RICARDO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	176,832,524	7.708
Total shares	: ⇒	176,832,524	7.708

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ZABALA VELIZ EUNICES JOSEFINA			
Own shares	: ⇒	5,000	0.000
Represented shares	: ⇒	0	0
Total shares	: ⇒	5,000	0.000
ZURITAS FANNY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	30,912	0.001
Total shares	: ⇒	30,912	0.001

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

General Total shares : ⇒ 1,967,254,023 .. 85.756

(signed) Illegible ---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/27/2007

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

Total Shareholders:	2,294,009,424
Attending Shareholders:	1,967,252,023
% Quorum:	85,756
Total Shareholders Type "A":	2,294,009,424
Total Shareholders Type "A" Attending :	1,967,252,023
% Quorum Type "A"	85,756

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., a company domiciled in the city of Caracas and registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District (today Capital District) and Miranda State, as of March 31, 1950 under No.379, Volume 1-B (File 3251), this capacity as evidenced in Minutes of the Board of Directors No.944 dated April 21, 2006 registered with the First Commercial Registry Office of the Judicial Circuit of the Federal and Miranda State, on May 3, 2006 under No.10, Volume 57-A-Pro, do hereby certify that this list of attending shareholders, representatives/proxy (detailed), special and quorum state include seven (7) folios in total, was issued by Venezolano de Crédito, S.A. BANCO UNIVERSAL, in its capacity as Transfer Agent to have quorum at the General Shareholders´ Meeting held on April 27, 2007 at 12:00 a.m. This certification is issued in Caracas, on the 3rd day of April of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A.(MANPA) C.A.Carlos Delfino T. (signed) Illegible.---

Caracas, on the Fourteenth (14th) day of May of the year Two Thousand Seven (signed) CARLOS DELFINO T. Lawyer GLORIA MARIANA GONZALEZ CLARK. THIS CERTIFIED PUBLICATION COPY IS ISSUED AS PER FORM No.629667.

7/liz

Lawyer GLORIA MARIANA GONZALEZ CLARK (signed) Illegible.

FIRST COMMERCIAL REGISTRAR.

Translator's Note: By the signature, there is a round wet seal that reads as follows: Bolivarian Republic of Venezuela. Judicial Circuit. Federal District and Miranda State. (The next text is illegible." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July 31st, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y EDO. MIRANDA

ABOG. GLORIA MARIANA GONZALEZ CLARK, REGISTRADORA MERCANTIL PRIMERA

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

RECEIVED AUG 2 0 2007 182 WASH. D.C.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 69-A-Pro... Número: 32 del año 2007

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A C.A

7/LIZ

Nelly González Díaz
Abogado
Inpre-Abogado No. 31293

Recibido: 9-5-2007
Ctr: 14 MAY 2007
Fis: 7 MDD 287519
R.M.: 6294/14 6296/17
Teléfono: 9012276

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la Asamblea General Ordinaria de Accionistas de mi representada celebrada el 27 de abril de 2007, fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006 con vista de los Informes de la Junta Directiva y de los Comisarios.

2° La elección de los dos Comisarios Principales y sus Suplentes, así como la fijación de su remuneración, quedando designados como Primer Comisario Principal el Lic. JACOBO COHEN, inscrito en el Colegio de Administradores bajo el N° 12.915 y como su Suplente la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores bajo el N° 11.437. Como Segundo Comisario Principal la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores bajo el N° 35.909, y como su Suplente la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos bajo el N° 15.197.

3° Que la compañía continúe con la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,00).

4° La emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLÍVARES (Bs. 50.000.000.000,oo) por año. Igualmente, se delegó en la Junta Directiva, por un plazo no mayor de dos (2) años, las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere

ANEXOS
SOLVENCIAS
C. LIBRO. ACC.
CARTA BANCARIA

14 MAY 2007

hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Asimismo, delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida y un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir cinco (05) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y EDO. MIRANDA

Caracas, Catorce (14).....de...Mayo................del Año 2007... (197 y 148). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por ABOGADO NELLY GONZALEZ DIAZ IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -32- TOMO -69-A- PRO.. Derechos Pagados Bs.2241738.24 Según Planilla RM N°629667, Banco N°FM02284612-FM02289519 Por Bs.:82790.40. La identificación se efectuó así: CARLOS DELFINO T, C.I: V-3659617

Quien suscribe, Registradora Mercantil Primera deja constancia que para este otorgamiento se trasladó el funcionario María T. Gamardo titular de la Cédula de Identidad N° 4690333 a la siguiente dirección: Torre Country Club Av. Francisco de Miranda con Avda. El Parque cerca de Boca Chacaito El presente documento fue revisado por la Abog. Ana Velandia funcionaria del Dpto. Legal y por el Abog. Edith Espluga. funcionario, Coordinador de Traslados. La revisón en el Libro de Medidas de Prohibiciones fue realizada por el funcionario José Quintana. C.I: 7884161

La Registradora Mercantil Primera
Fdo. Abog. GLORIA MARIANA GONZALEZ CLARK

REGISTRO MERCANTIL PRIMERO
Los Timbres Fiscales por el monto de..43.122...han sido cancelados e inutilizados en el original del documento gravado.

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A C.A
DIV- 7/LIZ

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2007, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, veintisiete (27) de abril del año dos mil siete (2007), siendo las 12:00 m., se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 22 de abril de 2007, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. RIF: J-00023530-9. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 27 de abril de 2007, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de autorización para la emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLIVARES (Bs. 50.000.000.000,oo), por año. En caso de ser aprobado

el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los tenedores de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2007. Caracas, 22 de abril de 2007. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan un mil novecientos sesenta y siete millones trescientos treinta mil setecientas setenta y tres (1.967.330.773) acciones, o sea, más del ochenta y cinco por ciento (85%) del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el Primer Punto de la convocatoria – la cual fue leída -, o sea, Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2006, con vista de los informes de la Junta Directiva y de los Comisarios. Los Estados Financieros de la compañía y los consolidados, así como los informes de gestión de la Junta Directiva y de los Comisarios, los cuales, una vez leídos y ampliamente comentados, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el Segundo Punto de la convocatoria, o sea, Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y ENRIQUE MERLO, se designara al Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915, y la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como Primer Comisario Principal el Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su Suplente la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437. 6

Seguidamente, tomó la palabra Nelly González y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como Segundo Comisario Principal la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y como su Suplente la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato propuso que la remuneración de los Comisarios Principales fuera de Dos Millones de Bolívares (Bs. 2.000.000,oo) por ejercicio anual para cada uno de los Comisarios actuantes.

Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el Tercer Punto de la convocatoria, o sea, Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como

Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir Cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo).

Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por *unanimidad por los accionistas presentes.*

Posteriormente se procedió a considerar el Cuarto Punto de la convocatoria, o sea, Considerar y resolver sobre un proyecto de autorización para la emisión de Obligaciones Quirografarias hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLIVARES (Bs. 50.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar *ampliamente a la Junta Directiva para* definir las características definitivas de la emisión. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de CINCUENTA MIL MILLONES DE BOLÍVARES (Bs. 50.000.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del limite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs.

COMISIÓN NACIONAL DE VALORES
29
RECIBIDO

25.000.000,oo) por año.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el Quinto Punto de la convocatoria, o sea, Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo), por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los tenedores de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. Tomó la palabra Carlos Delfino T. y leyó la siguiente la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de VEINTE MIL MILLONES DE BOLÍVARES (Bs. 20.000.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los tenedores de los Papeles Comerciales sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES

(Bs. 25.000.000,oo) por año.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el Sexto Punto de la convocatoria, o sea, Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintisiete (27) días del mes de abril del año dos mil siete.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

COMISION NACIONAL DE VALORES
2007 JUN 29
RECIBIDO

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007
PAGINA: 1

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Presentes

Nombre Accionista	Cant. Acciones	%
ABRAHIM KATOON HAROON	3.000	0.000
ATRAMIZ VALI ELIAS	100.000	0.004
BRACHO NOGUERA ALBERTO ACACIO	50.000	0,002
DELFINO MONZON JUAN RAFAEL	72.720	0,003
ELLIS ALVAREZ DE LUGO EDWARD JOHN	1.713.386	0,075
ELLIS ALVAREZ DE LUGO EDWARD.	78.750	0,003
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	66.736	0,003
GARCIA RODRIGUEZ LEONARDO	16.150	0,001
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0.150
GONZALEZ FERRI MANUEL	1.594.510	0,070
HEREDIA JUAN BAUTISTA	100.000	0.004
LEFELD BURGUILLOS HANS WALTER	1.065.000	0.046
PERDOMO GONZALEZ NESTOR	119.238	0.005
REZNICEK WEIRAUCHOVA HANY	2.245.264	0,098
SOTO APONTE PEDRO JOSE	53.800	0,002
ZABALA VELIZ EUNICES JOSEFINA	5.000	0.000
Total Acciones Representadas =>	10.801.164	0.471
Total Acciones del Quorum =>	1.967.330.773	85,759

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL AGENTE DE TRASPASO CARACAS

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007
PAGINA: 1

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
GARCIA ELI	20.456.474	0,892
INVERSIONES 301130, C.A	20.456.474	0,892
GONZALEZ NELLY	563.722.276	24,574
ARMANECA BIENES Y RAICES, C.A.	49.847.580	2,173
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CLARIDGE, LTD.	350.000.000	15,257
DELFINO PARRA ELENA	30.682	0,001
DELFINO PARRA ELENA MARGARITA.	460.490	0,020
INMOBILIARIA ARA, S.A.	33.600	0,001
INVERSIONES 2.2.2., C.A.	49.510	0,002
INVERSIONES 9861680, C.A.	2.164.400	0,094
INVERSIONES VEIQUEVE, S.A	127.600	0,006
MAURY DE PAPARONI ALICIA	168.750	0,007
MAURY RODRIGUEZ MARIA DE LOURDES	1.309.328	0,057
MAURY RODRIGUEZ MARIA EUGENIA	531.100	0,023
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	905.996	0,039
PAPARONI MICALE JOSE GAETANO	326.994	0,014
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0,001
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	15.500	0,001
VETA HOLDINGS A V V	5.175.046	0,226
VETA HOLDINGS A.V.V.	28.700	0,001
GONZALEZ NORA	1.177.092.977	51,312
ATTICUS EMERGING MARKETS FUNDS, LTD	19.723.031	0,860
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	75.650	0,003
NATSCUMCO(NOMINEE FOR CITIBANK NA	1.157.294.275	50,449
REZNICEK W. HANY	18.394.446	0,802
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
VOLPE RICARDO	176.832.524	7,708
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.618.940	0,114
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0,209
DELFINO THORMAHLEN CARLOS EDUARDO	4.464.200	0,195
DITTMER MANZANO EGBERT	2.777.938	0,121
FUNDACION CARLOS DELFINO	100.511.658	4,381
GOMEZ DE ROMERO SYLVIA HELENA	88.452	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.425.072	0,062

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007
PAGINA: 2

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0.250
INVERSIONES 218177, C.A.	3.000.000	0.131
INVERSIONES 84709 C.A.	777.793	0.034
INVERSIONES 85735, LTD	22	0.000
INVERSIONES 935431, C.A.	10	0,000
INVERSIONES HYADES, C.A.	220.000	0,010
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0.170
LARRAZABAL GONZALEZ EDUARDO ELIAS	9.238	0.000
LARRAZABAL GONZALEZ ENRIQUE	15.700	0.001
LEIZAOLA LARTITEGUI I_AKI	656.000	0.029
MADINA INVESTMENTS LTD.	22	0.000
MAGUHN TOLEDO MARIA ALEJANDRA	5.000	0.000
MEADOWWEED PTE LTD	43.481.924	1.895
MILANASA LLC	5	0,000
PULIDO MELCAN TIBISAY VICTORIA	13.000	0.001
RAMIREZ ORTIZ ANGEL JESUS	13	0.000
RODRIGUEZ ALVAREZ ALEJANDRO	1.000	0.000
THREE D INTERNATIONAL MARKETING, INC	23	0.000
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0.012
ZURITAS FANNY	30.912	0,001
FONDO DE GARANTIAS Y PROTECCION BAN	30.912	0.001
Total Acciones Representadas =>	1.956.529.609	85,289
Total Acciones del Quorum =>	1.967.330.773	85.759

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007
PAGINA: 1

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	3.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.000	0,000
ATRAMIZ VALI ELIAS				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
BRACHO NOGUERA ALBERTO ACACIO				
	Acciones Propias	:=>	50.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	50.000	0,002
DELFINO MONZON JUAN RAFAEL				
	Acciones Propias	:=>	72.720	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	72.720	0,003
ELLIS ALVAREZ DE LUGO EDWARD JOHN				
	Acciones Propias	:=>	1.792.136	0,078
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.792.136	0,078
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	66.736	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	66.736	0,003
GARCIA ELI				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	20.456.474	0,892
	Total Acciones	:=>	20.535.224	0,895
GARCIA RODRIGUEZ LEONARDO				
	Acciones Propias	:=>	16.150	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	16.150	0,001
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Especial

Nombre Accionista			Cant. Acciones	%
GONZALEZ FERRI MANUEL				
	Acciones Propias	:=>	1.594.510	0,070
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.594.510	0,070
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	563.722.276	24,574
	Total Acciones	:=>	563.722.276	24,574
GONZALEZ NORA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.177.092.977	51,312
	Total Acciones	:=>	1.177.092.977	51,312
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
LEFELD BURGUILLOS HANS WALTER				
	Acciones Propias	:=>	1.065.000	0,046
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.065.000	0,046
PERDOMO GONZALEZ NESTOR				
	Acciones Propias	:=>	119.238	0,005
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	119.238	0,005
REZNICEK W. HANY				
	Acciones Propias	:=>	2.245.264	0,098
	Acciones Representadas	:=>	18.394.446	0,802
	Total Acciones	:=>	20.639.710	0,900
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=>	53.800	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	53.800	0,002
VOLFE RICARDO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	176.832.524	7,708
	Total Acciones	:=>	176.832.524	7,708

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Especial

Nombre Accionista			Cant. Acciones	%
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	5.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	5.000	0,000
ZURITAS FANNY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	30.912	0,001
	Total Acciones	:=>	30.912	0,001
	Total Acciones General	:=>	1.967.330.773	85,759

SEC MAIL PROCESSING
RECEIVED
AUG 2 0 2007
WASH. D.C. 182 SECTION

RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 27/04/2007

MANUFACTURAS DE PAPEL CA(MANPA)SACA
Estado del Quorum
Ordinaria

Total Accs.	:	2.294.009.424
Accs. Pres.	:	1.967.330.773
% Quroum	:	85,759

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	1.967.330.773
% Quroum Tipo "A"	:	85,759

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la Cédula de Identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el día 31 de marzo de 1950, bajo el Nº 379, tomo 1-B (Expediente 3251), carácter que consta en Acta de Junta Directiva No. 944 de fecha 21 de abril de 2006, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 03 de mayo de 2006, bajo el No. 10, Tomo 57-A-Pro, por el presente documento **Certifico que el presente listado de accionistas presentes, representantes / apoderados (detallado), especial y estado de quórum**, que consta de siete (7) folios en total, fue emitido por el Venezolano de Crédito, S.A. BANCO UNIVERSAL, en su condición de Agente de Traspaso, para el establecimiento del quórum de la Asamblea General Ordinaria de Accionistas celebrada el 27 de abril de 2007 a las 12:00 m. Certificado que emito en Caracas, a los tres (03) días del mes de abril de dos mil siete (2007).

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Carlos Delfino T.

CARACAS, Catorce (14).... DE ....Mayo..... DEL AÑO DOS MIL Siete...... (FDOS.) CARLOS DELFINO T, Abog. GLORIA MARIANA GONZALEZ CLARK SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 629667

7/LIZ

REPUBLICA BOLIVARIANA DE VENEZUELA
Circunscripción Judicial
Distrito Capital y Edo. Miranda

Abog. GLORIA MARIANA GONZALEZ CLARK
REGISTRADORA MERCANTIL PRIMERA

END